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                                EXHIBIT 21

                      Subsidiaries of the Registrant

     The Registrant has three wholly owned subsidiaries: WCWW Acquisition Corporation, an Arizona corporation, Western Newco, Inc., a Colorado corporation, and Entertainment Wichita, Inc., an Oklahoma corporation.

     WCWW Acquisition Corporation was formed in January, 1995, to hold the interim and final liquor licenses for the Wild Wild West nightclub in Tucson, Arizona due to the Registrant's inability to register as a foreign corporation in Arizona because of an existing Arizona corporation with a similar name.

     Western Newco, Inc. was formed on October 5, 1995, for the purpose of participating in the proposed merger with Cowboys Concert Hall - Arlington, Inc. The merger was never submitted to the shareholders of Cowboys Concert Hall - Arlington, Inc. for approval; hence, Western Newco, Inc. is presently inactive.

     Entertainment Wichita, Inc. was formed on December 10, 1996 for the purpose of participating in the merger with Entertainment Wichita, Inc. a Kansas corporation, pursuant to which the Registrant acquired an 80% interest in InCahoots, a country-western nightclub located in Wichita, Kansas.